Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-279521

Prospectus Supplement

(To Prospectus dated May 28, 2024)

Up to 19,203

Ordinary Shares

This prospectus supplement (the “Prospectus Supplement”) amends and supplements the prospectus supplement dated August 13, 2025 (the “ELOC Prospectus Supplement”) relating to (i) the issuance and sale of ordinary shares, no par value per share of VCI Global Ltd (“we”, “us”, “our” or the “Company”) (the “Purchase Shares”), to Alumni Capital LP (“Alumni Capital”) upon the satisfaction of certain conditions set forth in the Purchase Agreement (the “Purchase Agreement”) dated August 1, 2024, between us and Alumni Capital and amended by a Modification Agreement dated as of September 27, 2024, the Amended Modification Agreement dated as of January 13, 2025, and the Amended Modification Agreement dated May 21, 2025, at a purchase price per share calculated under the Purchase Agreement and (ii) a three-year ordinary share purchase warrant issued on August 1, 2024 (the “Commitment Warrant”) to purchase ordinary shares (the “Warrant Shares” and together with the Purchase Shares, the “Offered Shares”) pursuant to the Commitment Warrant at an exercise price determined by a formula that is described under “Alumni Capital Transaction.”

We are filing this Prospectus Supplement to amend the ELOC Prospectus Supplement to decrease (i) the maximum amount of our Purchase Shares that may be sold to Alumni Capital under the ELOC Prospectus Supplement and Purchase Agreement to 2,485 ordinary shares and (ii) the maximum amount of Warrant Shares that may be issued and sold to Alumni Capital under the ELOC Prospectus Supplement and Commitment Warrant to 16,718 ordinary shares. The Company received $26,980,364.28 of proceeds from the issuance of the Offered Shares pursuant to the Purchase Agreement. All the Offered Shares covered by this Prospectus Supplement have been previously sold and issued as of the date of this Prospectus Supplement.

The number of Offered Shares referenced in this Prospectus Supplement gives effect to (i) the 1-for-60 reverse stock split of the Company's Ordinary Shares effected on February 27, 2026 and (ii) the 1-for-15 reverse stock split of the Company's Ordinary Shares effected on August 24, 2026.

Alumni Capital is an underwriter within the meaning of Section 2(a)(11) of the U.S. Securities Act of 1933, as amended (the “Securities Act”). The registration of the Offered Shares hereunder does not mean that Alumni Capital will actually purchase or that the Company will actually issue and sell all or any of the Offered Shares being registered pursuant to the registration statement related to this prospectus supplement.

You should read this prospectus supplement, the base prospectus, and any additional prospectus supplement or amendment carefully before you invest in our securities.

Our ordinary shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “VCIG.” On August 21, 2026, the last reported sale price of our ordinary shares on Nasdaq was $0.2129 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” section beginning on page S-8 of the ELOC Prospectus Supplement.

We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements and may elect to do so in future filings.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 24, 2026.